SAMSON OIL & GAS TO DRILL THE LEONARD #1-23H WELL IN THE WILLISTON BASIN, NORTH DAKOTA

Denver 1700 hours October 5th, 2008

Samson Oil & Gas, Ltd. has been notified by Zavanna, LLC (the operator) that the Bronco drilling rig is in the process of being moved and rigged up on the Leonard #1-23H well location in the North Harstad Oil Field. The rig is expected to spud the well on Monday, October 6th. This well will have a surface location adjacent to the producing Harstad #1-15H well.

The Leonard #1-23H will target the Bluell Formation, which is currently producing about 100 BOPD from the Harstad #1-15H well. The Leonard #1-23H well will be vertically drilled 10,000’ down to the Bluell, then kicked-off horizontally to the South East, while staying within the Bluell zone for a distance of approximately 5,000 feet. The Bluell Formation will be stimulated using state of the art technology, which will include external casing packers such that the well is stimulated along its entire horizontal length. This completion design is expected to enhance the production performance of the new well.

Samson will have a 16.67% paying interest and a 3% overriding royalty interest before payout of the Leonard #1-23H well. The overriding royalty interest can be converted to an 8.3% working interest after payout for a total after payout working interest of 25%.

Samson also announced that the previously proposed well to test the Bakken Formation will not be drilled at this time because did not receive adequate support from the joint venture, principally because the extension of the existing producing field was considered to be the higher priority in terms of increasing the production from the field at the lowest possible risk. The Bakken Formation remains a very attractive target in this field, that is likely to be targeted in the future.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.